UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Angie’s List, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

034754101

(CUSIP Number)

Eamon Smith

TCS Capital Management, LLC

888 Seventh Avenue

Suite 1504

New York, NY 10106

(212) 621-8760

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 31, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 034754101

1	NAME OF REPORTING PERSON

TCS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO (funds from investment advisory clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,434,102
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,434,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,434,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON

IA

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CUSIP No. 034754101

1	NAME OF REPORTING PERSON

ERIC SEMLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO (funds from investment advisory clients), PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		666,225
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,434,102
PERSON WITH	9	SOLE DISPOSITIVE POWER

666,225
	10	SHARED DISPOSITIVE POWER

5,434,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,100,327
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 034754101

AMENDMENT NO. 6 TO THE SCHEDULE 13D

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

In connection with the closing of a certain managed account described in Item 5(c) below, Item 2(a) is hereby amended and restated as follows:

(a) This statement is filed by: (i) TCS Capital Management, LLC, a Delaware limited liability company (“TCS Management”) and (ii) and Eric Semler (together with TCS Management, the “Reporting Persons”).

TCS Management, in its capacity as investment manager to an investment fund vehicle (the “Account”), has shared power to direct the vote and disposition of the shares of Common Stock held in the Account. As the managing member of TCS Management, Eric Semler may direct the vote and disposition of the shares of Common Stock held in the Account. As the spouse of the trustee of an irrevocable family trust, Eric Semler may also direct the vote and disposition of the shares of Common Stock that are held in the irrevocable family trust. In addition, Mr. Semler has the power to vote and dispose of the shares of Common Stock that were granted to Mr. Semler by the Issuer in his capacity as a director of the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Reporting Persons, in the aggregate, have invested approximately $39,258,734 in the Issuer, which includes any commissions incurred in making the investments. The 5,434,102 shares of Common Stock held in the Account were purchased with working capital of the Account. The 646,248 shares of Common Stock held in the irrevocable family trust were purchased with Eric Semler’s personal funds. The 19,977 shares of Common Stock beneficially owned by Mr. Semler, which include shares of Common Stock underlying Restricted Stock Units (“RSUs”) that vest within sixty days hereof, were granted to Mr. Semler by the Issuer in his capacity as a director of the Issuer.

Purchases of securities are typically effected through margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies. In such instances, the positions held in the margin accounts may be pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(b) are hereby amended and restated to read as follows:

(a) The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 60,878,510 shares of Common Stock outstanding, as of July 24, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 27, 2017.

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CUSIP No. 034754101

As of the date hereof, (i) 5,434,102 shares of Common Stock were held in the Account, (ii) 646,248 shares of Common Stock were held in the irrevocable family trust and (iii) 19,977 shares of Common Stock, which include shares of Common Stock underlying RSUs that vest within sixty days hereof, were beneficially owned by Mr. Semler.

TCS Management, in its capacity as investment manager to the Account, may be deemed to beneficially own the 5,434,102 shares of Common Stock held in the Account, representing approximately 8.9% of the issued and outstanding shares of Common Stock. Eric Semler, as the managing member of TCS Management, may be deemed to beneficially own the 5,434,102 shares of Common Stock held in the Account and may also be deemed to beneficially own, as the spouse of the trustee of an irrevocable family trust, 646,248 shares of Common Stock held in the irrevocable family trust. In addition, Mr. Semler may be deemed to beneficially own 19,977 shares of Common Stock, which include shares of Common Stock underlying RSUs that vest within sixty days hereof, that were granted to Mr. Semler by the Issuer in his capacity as a director of the Issuer. Mr. Semler’s aggregate beneficial ownership of Common Stock represents approximately 10.0% of the issued and outstanding shares of Common Stock. Mr. Semler disclaims beneficial ownership of the shares of Common Stock held in the family trust.

(b) TCS Management and Eric Semler have the shared power to vote and dispose of the Common Stock owned by the Account reported herein. Eric Semler has the sole power to vote and dispose of the Common Stock held in the irrevocable family trust reported herein and beneficially owned by Mr. Semler as reported herein, which were granted to Mr. Semler by the Issuer in his capacity as a director of the Issuer.

Item 5(c) is hereby supplemented to add the following:

(c) The Reporting Persons have not transacted in the Issuer’s securities during the past sixty days. On July 31, 2017, a certain managed account that held 481,178 shares of Common Stock closed. Accordingly, as of July 31, 2017, TCS Management ceased to serve as the investment manager for such managed account and as such, relinquished all voting and dispositive power over the 481,178 shares of Common Stock held in the managed account.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

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CUSIP No. 034754101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2017

TCS CAPITAL MANAGEMENT, LLC

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

/s/ Eric Semler
ERIC SEMLER

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